Exhibit 12.(a)(5)

December 5, 2025

Morgan Stanley China A Share Fund, Inc.
Announces 2026 Tender Offer and Change to

Performance-Related Conditional Tender Offer Policy

(For Immediate Release)

For more information: 800.231.2608

NEW YORK – Morgan Stanley China A Share Fund, Inc. (NYSE: CAF) (the “Fund”) announced today that its Board of Directors (the “Board”) has taken the actions described below.

2026 Tender Offer. The Board has approved a tender offer to acquire in exchange for cash up to 20 percent of the Fund’s outstanding shares at a price equal to 98.5 percent of the Fund’s net asset value per share (“NAV”) (minus the costs and expenses related to the tender offer) as of the pricing date for the tender offer (the “2026 Tender Offer” and together with the Conditional Tender Offer (as defined below), the “Tender Offers” and each, a “Tender Offer”). The 2026 Tender Offer will commence on March 3, 2026 and will terminate on March 31, 2026, unless extended. If the Fund’s shares are trading at a premium to NAV on March 3, 2026, no 2026 Tender Offer will be conducted. Additional terms and conditions of the 2026 Tender Offer will be set forth in its offering materials, which will be distributed to the Fund’s stockholders.

If more than 20 percent of the Fund’s outstanding shares are tendered, the Fund will purchase its shares from tendering stockholders on a pro rata basis (odd-lot tenders for stockholders who own fewer than 100 shares are still subject to pro ration), based on the number of tendered shares, at a price equal to 98.5 percent of the Fund’s NAV (minus the costs and expenses related to the 2026 Tender Offer).

Change to Performance-Related Conditional Tender Offer Policy. The Fund also announced today that the Board approved a change to the designated measurement period of its performance-related conditional tender offer policy to change the measurement period from five years to three years. The Fund will conduct a tender for up to 25 percent of the Fund’s then-issued and outstanding shares at a price equal to 98.5 percent of the Fund’s NAV (minus the costs and expenses related to the tender offer) (a “Conditional Tender Offer”) only if both (1) the Fund’s total return investment performance measured on a NAV basis is less than the total return investment performance of the Fund’s benchmark index, the MSCI China A Onshore Index, during the three-year period commencing on July 1, 2025 and ending on June 30, 2028 (and for successive three-year periods thereafter commencing on July 1, 2028), and (2) the Fund’s shares are trading at or below NAV at the conclusion of the applicable measurement period, with such Conditional Tender Offer occurring on or before September 30, 2028 (and thereafter on each three-year anniversary of September 30, 2028). If the Fund’s performance described above equals or exceeds that of the MSCI China A Onshore Index during any such period or if the Fund’s shares are trading at a premium to NAV at the conclusion of the applicable measurement period, no Conditional Tender Offer will be conducted for that period.

If a Conditional Tender Offer is triggered, the Fund will issue a press release announcing the Conditional Tender Offer and providing additional information about such Conditional Tender Offer. Additional terms and conditions of a Conditional Tender Offer would also be set forth in the relevant offering materials, which would be distributed to the Fund’s stockholders. The size of any such Conditional Tender Offer (up to 25 percent of the Fund’s then-issued and outstanding shares), the price at which shares are to be tendered and other terms and conditions of such Conditional Tender Offer would be determined by the Board in its discretion based on its review and consideration of the then-current size of the Fund, market conditions, the ability to repatriate the necessary cash and subject to local Chinese regulatory requirements and other factors it deems relevant.

In the event that a Conditional Tender Offer is triggered and more than 25 percent of the Fund’s then-issued and outstanding shares are tendered, the Fund will purchase its shares from tendering stockholders on a pro rata basis (odd-lot tenders for stockholders who own fewer than 100 shares are still subject to pro ration), based on the number of tendered shares, at a price equal to 98.5 percent of the Fund’s NAV (minus the costs and expenses related to the Conditional Tender Offer), as described above.

About the Fund

The Fund continues to maintain a share repurchase program (the “Program”) for purposes of enhancing stockholder value by providing the ability to repurchase shares at a discount to NAV. During the period January 1, 2025 to October 31, 2025, the Fund repurchased 302,038 of its shares at an average discount of -16.57% from NAV. Since the inception of the Program through October 31, 2025, the Fund has repurchased 664,960 of its shares at an average discount of -17.87% from NAV. The Board regularly monitors the Program as part of its review and consideration of the Fund’s premium/discount history. The Fund may only repurchase its outstanding shares at such time and in such amounts as it believes will further the accomplishment of the foregoing objectives of the Program, subject to review by the Board and the Fund’s ability to repatriate capital gains and income out of China. Upon commencement of a Tender Offer, the Fund expects to temporarily suspend any purchases of shares in the open market pursuant to the Program until at least 10 business days after the termination of the Tender Offer, as required by the Securities Exchange Act of 1934, as amended.

The Fund is a non-diversified, closed-end management investment company that seeks capital growth by investing, under normal circumstances, at least 80% of its assets in A-shares of Chinese companies listed on the Shanghai and Shenzhen Stock Exchanges. The Fund’s shares are listed on the NYSE under the symbol “CAF.”

About Morgan Stanley Investment Management

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 1,300 investment professionals around the world and $1.8 trillion in assets under management or supervision as of September 30, 2025. Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide. For further information about Morgan Stanley Investment Management, please visit www.morganstanley.com/im.

About Morgan Stanley

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in 42 countries, the Firm's employees serve clients worldwide including corporations, governments, institutions and individuals. For more information about Morgan Stanley, please visit www.morganstanley.com.

The Fund has not commenced the Tender Offers described in this release. A Conditional Tender Offer will be announced and commenced only if triggered by the circumstances described above. Any Tender Offer will only be made pursuant to a tender offer statement on Schedule TO containing an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO (collectively, the “Tender Offer Materials”), with all such documents made available on the SEC's website at www.sec.gov. For each Tender Offer, the Fund will also make available to stockholders without charge the offer to purchase, the letter of transmittal and other necessary documents related to the Tender Offer. Stockholders should read any Tender Offer Materials carefully and in their entirety when and if they become available, as well as any amendments or supplements thereto, as they would contain important information about the Tender Offer.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. The Fund does not intend to make any Tender Offer to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the Tender Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions.

Morgan Stanley Investment Management does not provide tax advice. Investors should always consult a legal or tax professional for information concerning their individual situation.

Investing involves risk and it is possible to lose money on any investment in the Fund.

Media Relations:

Colleen McElhinney

617.672.8995

Colleen.McElhinney@morganstanley.com